UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHEROKEE INC.

(Name of Issuer)

Common Stock, $0.02 Par Value Per Share

(Title of Class of Securities)

16444H102

(CUSIP Number)

Jess M. Ravich

C/O Cherokee Inc.

5990 Sepulveda Boulevard, Suite 600

Sherman Oaks, CA 91411

(818) 908-9868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 16444H102	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Jess M. Ravich, as Trustee of the Ravich Revocable Trust of 1989 (the “Ravich Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,576,085[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,576,085[2]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,085[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO

[1]	The securities of the Issuer beneficially owned by the Ravich Trust were acquired with the personal funds of Mr. Jess M. Ravich.
[2]

Consists of (i) 787,695 outstanding shares of Common Stock held of record by the Ravich Trust, and (ii) 788,390 shares of Common Stock issuable upon exercise of warrants issued to the Ravich Trust and exercisable as of or within 60 days after the date this Statement is filed with the Commission.

[3]

The percentage was calculated based on 15,011,427 shares of Common Stock, as follows: (i) 14,223,037 shares of Common Stock outstanding as of December 6, 2018; plus (ii) 788,390 shares of Common Stock issuable upon exercise of warrants issued to the Ravich Trust and exercisable as of or within 60 days after the date this Statement is filed with the Commission.

CUSIP No. 16444H102	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Jess M. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,641,145[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,641,145[2]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,145[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

[1]

The securities of the Issuer beneficially owned by Mr. Ravich were acquired either (i) with the personal funds of Mr. Ravich, or (ii) as compensation for Mr. Ravich’s services as a director of the Issuer.

[2]

Consists of (i) 65,060 outstanding shares of Common Stock held of record by Mr. Ravich, (ii) 787,695 outstanding shares of Common Stock held of record by the Ravich Trust, and (iii) 788,390 shares of Common Stock issuable upon exercise of warrants issued to the Ravich Trust and exercisable as of or within 60 days after the date this Statement is filed with the Commission.

[3]

The percentage was calculated based on 15,011,427 shares of Common Stock, as follows: (i) 14,223,037 shares of Common Stock outstanding as of December 6, 2018; plus (ii) 788,390 shares of Common Stock issuable upon exercise of warrants issued to the Ravich Trust and exercisable as of or within 60 days after the date this Statement is filed with the Commission.

Page 4 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) is filed with the U.S. Securities and Exchange Commission (the “Commission”) with respect to the common stock, par value $0.02 per share (“Common Stock”), of Cherokee Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5990 Sepulveda Boulevard, Suite 600, Sherman Oaks, California 91411.

Item 2.	Identity and Background.

(a)    This Statement is being filed on behalf of Mr. Jess M. Ravich, as an individual, and Mr. Jess M. Ravich, as the Trustee of the Ravich Revocable Trust of 1989 (each of Mr. Ravich and the Ravich Trust, a “Reporting Person”).

The agreement between the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is filed with this Statement as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b)    The business address of the Reporting Persons is C/O Cherokee Inc., 5990 Sepulveda Boulevard, Suite 600, Sherman Oaks, California 91411.

(c)    Mr. Ravich is currently employed as Group Managing Director and Head of Alternative Products for Trust Company of the West, an international asset management firm, in which position he is engaged in managing the employees that invest in alternative vehicles for Trust Company of the West clients. The address of Trust Company of the West at which Mr. Ravich primarily conducts such employment is 865 S. Figueroa Street, Suite 1800, Los Angeles, California 90017. In addition, Mr. Ravich serves as a director for various companies, including the Issuer, and has served as a member of the Issuer’s Board of Directors (the “Board”) since May 1995.

(d)    During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person is, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Ravich is a citizen of the United States of America.

The Ravich Trust was established under the laws of the State of California.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the securities of the Issuer beneficially owned by the Reporting Persons have been acquired with the personal funds of Mr. Ravich, or as compensation for Mr. Ravich’s services as a director of the Issuer. All such securities that have been acquired on or after August 3, 2018, the date of the event requiring the filing of this Statement, were acquired pursuant to the transactions or arrangements described below.

Exchange Agreement

On August 3, 2018, Mr. Ravich and certain other purchasers entered into an Exchange Agreement (the “Exchange Agreement”) with the Issuer. Under the Exchange Agreement, the former junior participants pursuant to the Issuer’s credit facility with Cerberus Business Finance, LLC, including Mr. Ravich, exchanged such junior participation interests (together with additional cash consideration by one participant) for new Subordinated Exchange Notes. In connection with the closing of the Exchange Agreement, the Issuer issued to such purchasers warrants to purchase up to an aggregate of 1,600,000 shares of Common Stock at an exercise price of $0.50 per share. Of such warrants, the Issuer issued to the Ravich Trust a warrant to purchase up to 355,000 shares of Common Stock. All of the warrants are exercisable at any time from the date of issuance until the seven-year anniversary of the original issuance date, may be exercised in cash and/or upon cancellation of indebtedness, and are subject to customary adjustments in the event of stock dividends or other distributions, stock splits, or mergers, reclassifications or similar transactions. In addition, in connection with the Exchange Agreement, Mr. Ravich and the other purchasers entered into a Registration Rights Agreement with the Issuer pursuant to which the Issuer agreed to file a registration statement with the Commission to register the resale of Common Stock underlying the warrants issued pursuant to the Exchange Agreement.

Page 5 of 8 Pages

Restricted Stock Unit Award

On September 17, 2018, the Issuer granted to Mr. Ravich an award of restricted stock units with respect to 20,346 shares of Common Stock as director compensation, pursuant to the Issuer’s equity incentive plan. The restricted stock units vested immediately upon issuance. Each restricted stock unit represents the contingent right to receive one share of the Issuer’s common stock upon vesting and settlement of the unit.

Director Compensation

At various times during Mr. Ravich’s tenure as a director of the Issuer, he has been granted various equity awards under the Issuer’s equity incentive plans as compensation for his services as a director. As of the date this Statement is filed with the Commission, Mr. Ravich holds restricted stock unit awards with respect to 17,977 shares of Common Stock, of which (a) none have been granted within the 60 days prior to such date and (b) 5,992 have settled into shares of Common Stock as of such date or will settle into shares of Common Stock within 60 days thereafter.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons acquired and hold the securities of the Issuer as reported in this Statement for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic or other conditions and at their discretion, acquire additional shares of Common Stock or other securities of the Issuer in connection with Mr. Ravich’s service as a director of the Issuer or otherwise, dispose of shares of Common Stock or other securities of the Issuer, or engage in discussions with the Issuer concerning any such acquisitions or dispositions or other investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons, may decide to increase or decrease the size of their investment in the Issuer at any time.

Item 5.	Interest in Securities of the Issuer.

(a)    The Ravich Trust is the beneficial owner of 1,576,085 shares of Common Stock, consisting of (i) 787,695 outstanding shares of Common Stock held of record by the Ravich Trust, and (ii) 788,390 shares of Common Stock issuable upon exercise of warrants issued to the Ravich Trust and exercisable as of or within 60 days after the date this Statement is filed with the Commission. Such shares of Common Stock represent 10.5% of the Common Stock of the Issuer, calculated based on 14,223,037 shares of Common Stock outstanding as of December 6, 2018.

Mr. Ravich is the beneficial owner of 1,641,145 shares of Common Stock, consisting of: (i) all shares of Common Stock beneficially owned by the Ravich Trust as described above, of which Mr. Ravich is the sole trustee, and (ii) 65,060 outstanding shares of Common Stock held of record by Mr. Ravich. Such shares of Common Stock represent 10.9% of the Common Stock of the Issuer, calculated based on 14,223,037 shares of Common Stock outstanding as of December 6, 2018.

(b)    In his capacity as the sole trustee of the Ravich Trust, Mr. Ravich has sole power to vote or direct the vote and dispose or direct the disposition of all shares of Common Stock and rights to acquire shares of Common Stock held of record by the Ravich Trust. Mr. Ravich also has sole power to vote or direct the vote and dispose or direct the disposition of all shares of Common Stock and rights to acquire shares of Common Stock held of record by him in his individual capacity. As a result, Mr. Ravich has sole power to vote or direct the vote and dispose or direct the disposition of 1,641,145 shares of Common Stock, including the right to acquire 788,390 shares of Common Stock as of or within 60 days after the date this Statement is filed with the Commission.

Page 6 of 8 Pages

Mr. Ravich has shared power to vote or direct the vote or dispose or direct the disposition of zero shares of Common Stock.

(c)    None of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

On August 11, 2017, the Ravich Trust and certain other investors entered into common stock purchase agreements with the Issuer, pursuant to which, on August 18, 2017, such investors collectively purchased from the Issuer an aggregate of 947,870 shares of Common Stock in a private placement financing at a per share purchase price of $4.22 and for an aggregate purchase price of approximately $4.0 million. Of such shares, the Ravich Trust purchased from the Issuer 473,934 shares of Common Stock for an aggregate purchase price of approximately $2.0 million. In addition, pursuant to the terms of the purchase agreements, Mr. Ravich and certain of the other investors agreed to grant to the Issuer certain equity commitment rights, and in consideration for the grant of such rights, on August 18, 2017, the Issuer issued to such investors warrants to purchase up to an aggregate of 326,695 shares of Common Stock at an initial exercise price of $4.22 per share. Of such warrants, the Issuer issued to the Ravich Trust a warrant to purchase up to 237,834 shares of Common Stock. All of the warrants are exercisable at any time from March 5, 2018 until the seven-year anniversary of the initial issuance date, may be exercised in cash or on a “cashless” basis, and are subject to customary adjustments in the event of stock dividends or other distributions, stock splits, or mergers, reclassifications or similar transactions. As a result of certain subsequent events, the Issuer has reported that the equity commitment rights granted by the Ravich Trust and the other investors under the purchase agreements are no longer in effect and will not be exercised or called.

On December 7, 2017, the Ravich Trust and certain other investors entered into a junior participation letter agreement with Cerberus Business Finance, LLC (“Cerberus”), as administrative and collateral agent under the Issuer’s senior secured credit facility for aggregate borrowings of $50.0 million in principal amount, pursuant to which such investors collectively purchased from the existing lenders under such credit facility an aggregate of $11.5 million in junior and subordinate participation interests under the credit facility. Of such participation interests, the Ravich Trust purchased a participation interest equal to $4.4 million, which was paid by the Ravich Trust with $2.9 million in cash and $1.5 million through the cancellation of certain then-outstanding indebtedness owed by the Issuer to the Ravich Trust. As an inducement to the investors’ agreement to purchase such participation interests, on December 7, 2017, the Issuer issued to such investors warrants to purchase up to an aggregate of 511,111 shares of Common Stock at an initial exercise price of $2.25 per share. Of such warrants, the Issuer issued to the Ravich Trust a warrant to purchase up to 195,556 shares of Common Stock. All of the warrants are exercisable at any time from December 7, 2017 until the seven-year anniversary of the original issuance date, may be exercised in cash or on a “cashless” basis, and are subject to customary adjustments in the event of stock dividends or other distributions, stock splits, or mergers, reclassifications or similar transactions.

Mr. Ravich is eligible to receive compensation for his continued service as a director of the Issuer in accordance with the Issuer’s compensation program for non-employee directors. As reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the Commission on May 4, 2018, such compensation program generally consists of (i) cash compensation, including an annual retainer for service as a director and supplemental annual retainers for membership and chair positions on certain of the Board’s committees, and (ii) equity compensation, including stock option, restricted stock unit or other equity awards granted from time to time under the Issuer’s equity incentive plans at the discretion of the Board or a committee thereof. In addition, such compensation program provides each non-employee director the opportunity to receive equity in lieu of all or a portion of his or her annual cash compensation for Board service by making an election, at the Board meeting held in or around June of each calendar year, regarding the percentage, up to 100%, of his or her annual cash compensation for Board service that is to be paid in the form of a restricted stock unit award valued based on the closing price of the Common Stock on a date selected by the Board.

In addition, in connection with his service as a director, Mr. Ravich has entered into an indemnification agreement with the Issuer, pursuant to which, in general, the Issuer has agreed to indemnify Mr. Ravich to the fullest extent permitted by Delaware law for certain liabilities to which he may become subject as a result of his position as a director of the Issuer.

Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated December 11, 2018, by and among the Reporting Persons.

Exhibit 2:	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 7, 2012).

Exhibit 3:	Form of Warrant to Purchase Shares of Common Stock, issued on August 11, 2017 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2017).

Exhibit 4:	Form of Common Stock Purchase Agreement between the Issuer and the Ravich Trust (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2017).

Exhibit 5:	Form of Warrant to Purchase Shares of Common Stock, issued on December 7, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017).

Exhibit 6:	Registration Rights Agreement, dated August 3, 2018, by and between the Issuer and the purchasers named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on September 13, 2018).

Exhibit 7:	Form of Junior Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on September 13, 2018).

Exhibit 8:	Exchange Agreement, dated August 3, 2018, by and between the Issuer and the purchasers named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on September 13, 2018).

Exhibit 9:	Subordinated Exchange Note, dated August 3, 2018, by and between the Issuer and the Ravich Trust (incorporated by reference to Exhibit 10.6 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on September 13, 2018).

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2018

RAVICH REVOCABLE TRUST OF 1989

By:	/s/ Jess M. Ravich
Jess M. Ravich, Trustee

/s/ Jess M. Ravich
Jess M. Ravich